Exhibit 12.1

JA SOLAR HOLDING CO., LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio)

	From inception to December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007	For three months ended March 31, 2008
Computation of Earnings Before Fixed Charges
Pre-tax income(loss) from continuing operations	-3,111	128,414	394,799	163,484
Add: Fixed Charges (see below)	226	8,709	11,810	2,239
Less: Capitalized interest expense	—	1,532	3,735	1,404
Preferred shares accretion	—	1,603	515	—

Earnings Before Fixed Charges	-2,885	133,988	402,359	164,320

Computation of Fixed charges
Interest expense	—	5,055	6,595	492
Capitalized interest expense	—	1,532	3,735	1,404
Interest portion of the operation lease expense	226	518	964	343
Preferred shares accretion	—	1,603	515	—

Fixed Charges	226	8,709	11,810	2,239

Ratio of earnings to fixed charges	Note a	15.4	34.1	73.4

Note a:	Due to our loss in 2005, the ratio coverage was less than 1:1. Additional earnings of RMB 3.1 million would have been necessary to achieve a coverage ratio of 1:1.